Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Dan Clark Audio, Inc
3366 Kurtz St, Suite 200
San Diego, CA 92110
danclarkaudio.com

Up to $1,069,989.80 in Common Stock at $6.82
Minimum Target Amount: $9,998.12

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Dan Clark Audio, Inc
Address: 3366 Kurtz St, Suite 200, San Diego, CA 92110
State of Incorporation: CA
Date Incorporated: July 15, 2013

Terms:

Equity

Offering Minimum: $9,998.12 | 1,466 shares of Common Stock
Offering Maximum: $1,069,989.80 | 156,890 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $6.82
Minimum Investment Amount (per investor): $238.70

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the

Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Time-Based Rewards:

The Superfan

Invest within the first 72 hours and receive 20% bonus shares

The Groupie

Invest within the first week and receive 15% bonus shares

The Trendsetter

Invest within the first 2 weeks and receive 10% bonus shares

Amount-Based Rewards:

$500+ | Join the Club

Gain access to Club DCA, receiving 15% off all purchases

$1,000+ | The Melody

Gain access to Club DCA, receiving 15% off all purchases + 6 months subscription to Qobuz Music Streaming

$2,500+ | The Chorus

Gain access to Club DCA, receiving 15% off all purchases + 6 months subscription to Qobuz High-Quality Music Streaming + Aeon RT Headphone

$5,000+ | Drop the bass

Gain access to Club DCA, receiving 15% of all purchases + 6 months subscription to Qobuz High-Quality Music Streaming + HeL Yeah Bundle (Includes AEON Headphones, Amp and Microphone)

$10,000+ | Hit the High Notes

Gain access to Club DCA, receiving 15% off all purchases + 1 year subscription to Qobuz High-Quality Music Streaming + Ether2 Headphones

$20,000+ | Drop the mic**

Gain access to Club DCA, receiving 15% off all purchases + 1 year subscription to Qobuz High-Quality Music Streaming + Trip to San Diego with a factory tour and headphones of your choice

All perks occur after the Offering is completed.

**International investor pays travel costs, accommodations provided. Domestic investors receive air travel and accommodations.

<u>The 10% Bonus for StartEngine Shareholders</u>

Dan Clark Audio, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $6.82 / share, you will receive and own 110 shares for $682. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Dan Clark Audio is a USA-based manufacturer of high-end headphones for music, film and gaming enjoyment. Our products are loaded with proprietary patented technology and are widely recognized as leading the industry with a unique balance of sound quality, exceptional comfort, and durability.

Operating for 8 years, Dan Clark Audio pioneered the first commercial 3D printed headphone, and has since developed a full line of beautiful, award-winning headphones.

While the majority of headphones are built using off-the-shelf drivers and parts Dan Clark Audio designs all it's headphones from the ground-up, using completely proprietary parts. We design our own drivers, magnets, headbands, baffles, ear pads, sometimes even our own screws and fasteners. This gives us not only total control over the sound and fit of our products, but the quality as well, while also minimizing the risk of counterfeit products entering the market.

All Dan Clark Audio headphones are designed, built and tested in San Diego, CA, using no off-the-shelf components.

Dan Clark Audio holds 7 patents and several more patents pending including our first patent for in-ear-monitor technology.

In addition to our classic headphone business, we now also manufacture drivers as an OEM to larger companies, with our first volume deliveries starting in May 2020.

Competitors and Industry

We serve the circumaural (around the ear) headphone market, which is continuing to expand as the overall headphone market grows.

Since we serve the high-end market, normal name brands like Bose or Beats are not our direct competitors. Our largest large direct competitors Sennheiser of Germany and Focal of France, who make headpones using dynamic drivers (vs our planar magnetic).

In the market we serve, smaller companies play a larger role, and Audeze and HiFiMan are the most direct competitors, offering products in similar price categories.

Current Stage and Roadmap

We are an established company with a line of planar magnetic and electrostatic headphones ranging from $500 to $3,300. Every product we make has received multiple awards.

We have a pipeline of products that will allow us to expand into two or more new headphone market segments that will support significant growth in the coming years, and establish us as a true leader in the high-end personal audio market, as well as the midrange market.

Our product development efforts fall into two categories; expanding our current lineup and entering new markets.

To expand our position within the markets we serve we are investing in development of wireless full-size headphone products, and to expand into new markets we are addressing the in-ear-monitor market.

The Team

Officers and Directors

Name: Daniel W Clark

Daniel W Clark's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chairman and CEO
  Dates of Service: March 28, 2012 - Present
  Responsibilities: Set strategy for the company, oversee product roadmap, manage financials.

Name: Robert Jason Egger

Robert Jason Egger's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Engineering Officer
  Dates of Service: May 07, 2015 - Present
  Responsibilities: Lead product development efforts.

Name: Andy Regan

Andy Regan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President
  Dates of Service: August 18, 2018 - Present
  Responsibilities: Oversee operations, lead sales

Other business experience in the past three years:

- **Employer:** HiFiMan
  Title: CMO
  Dates of Service: August 01, 2018 - November 01, 2019
  Responsibilities: Worldwide marketing and sales.

Other business experience in the past three years:

- **Employer:** Jerry Harvey Audio
  Title: President
  Dates of Service: January 01, 2013 - January 01, 2018
  Responsibilities: All aspects of business operations in consumer and professional markets.

Name: Peter N. Townshend

Peter N. Townshend's current primary role is with Townshend Venture Advisors, LLP.

Peter N. Townshend currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Secretary
  Dates of Service: February 21, 2017 - Present
  Responsibilities: Participate and document in board meetings.

Other business experience in the past three years:

- **Employer:** Townshend Venture Advisors, LLP
  Title: Managing Partner
  Dates of Service: January 01, 2017 - Present
  Responsibilities: Principal Manager, owner and operator

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the consumer electronics industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate the possibility of needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, selling personal audio products. Our revenues are therefore dependent upon the market for personal audio products.

Minority Holder; Securities with Voting Rights

The common stock that you are buying has voting rights attached to them. However, you are granting the right to vote, by proxy, to the CEO and his or her successor. You will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns 16 trademarks, patents, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its

unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Dan Clark Audio or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Dan Clark Audio could harm our reputation and materially negatively impact our financial condition and business.

Additional Risk Factors Related to Trade Wars

Trade wars are still impacting the US economy and adversely impacting manufacturers such as us who import components from offshore vendors. While we have made all reasonable efforts to reduce the impact of tariffs, including raising prices, current economic conditions could increase tariffs and/or force reduction in prices which could affect margins.

Uncertainties Related to the Covid-19 Virus

As with all companies in the United States, we are impacted by the Covid virus. As of this writing, demand for headphones remains strong for us as many users are moving to telecommuting, as well as increased audio, video and game time at home. However, the extent of the regulatory and financial impact of the virus is uncertain, as is the potential impact on operating income, demand, and other unknown risk factors.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Daniel W Clark	900,000	Common Stock	81.82

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 156,890 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 1,100,000 outstanding.

Voting Rights

One vote per share.

Material Rights

The total amount outstanding includes 50,000 shares reserved pursuant a stock option plan and 50,000 Issuable upon Exercise of Outstanding Options.

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2018 compared to year ended December 31, 2017

Revenue

2018 showed solid growth for the company, as revenues increased from $1.75M in 2017 to $1.96M.

Revenue growth was fueled by sales of our AEON headphone line, as well as the successful launch of our distributor in China. We continued our strategy of re-investing operating revenues to support organic company growth. Growth occurred across all markets, with notable increases in China, which became our largest export market.

Cost of Goods Sold (COGS)

2018 COGS was $0.97M or 49% of revenue, versus 2017 COGS of $0.92M or 52%. Improvements in COGS reflected increased production efficiency that increased yields in the production process.

Expenses

2018 expenses were $0.98M, or 50% of revenue, compared to 2017 expenses of $0.82M or 46% of revenue.

Expenses increased due to material increases in rent, as well as the introduction of enhanced employee benefits to keep competitive in a tight job market.

Gross Margins

Gross margins in 2018 were 51%, an improvement from 47% in 2017. The improvement of 4% was driven by a decrease in materials cost as volumes increased.

Year ended December 31, 2019 compared to year ended December 31, 2018

Revenue

2019 revenues were $1.99M vs $1.96M in 2018, an increase of 1%.

Revenue did not grow as anticipated due to weak performance in key export markets, particularly China and Japan, which in the prior year accounted for more than 10% of our revenue. China's performance was heavily impacted by the trade war and relations between the US and China, resulting in weak demand. Japan revenue went close to zero as our distributor unexpectedly shuttered their retail audio business due to the loss of their largest product line, Oppo, causing us to lose almost an entire year of sales to Japan.

Cost of Goods Sold

2019 COGS were $0.83M or 42% of revenue, vs 47% in 2018. The 5% improvement reflected an increase in sales of higher margin-top of the line headphones, as well as focused improvements in all aspects of production efficiency and purchasing.

Expenses

2019 expenses including SG&A, rent, utilities, insurance, professional services, etc were $1.14M vs, vs $0.98M in 2018 an increase of 14%.

The majority of the expense increase, approximately $100,000, was related to payroll. In part, this reflected the introduction of additional headcount. Rent also materially increased, reflecting the full year of increased overhead from our larger facility.

Gross Margins

Gross margins in 2019 increased from 47% in 2018 to 57% due to improvements to our manufacturing processes and facilities and reduced parts cost and increased sales of our flagship headphones, VOCE, and ETHER 2.

Historical results and cash flows:

Due to the global economic environment and associated uncertainty we will not provide explicit future guidance, which we believe would be highly questionable as even near-term market conditions are impossible to predict. As such, we will provide a summary of key historical decisions, an overview of YTD non-audited and material considerations, and our strategic direction and business model changes planned to ensure we are nimble and agile to adapt to current and future market changes.

Historical summary

Dan Clark Audio, FKA MrSpeakers, was founded without capital or investors, using a unique "boot-strapped" business model where 100% of revenues generated by improving the products of other companies was used to fund operations and the founder, Dan Clark, worked without compensation for the first year of operations.

This allowed us to begin generating revenue almost immediately, and allowed for the successful launch of our first headphone totally designed in house on our 3rd anniversary, with no debt or investors.

Until 2019 we grew the company entirely organically, re-investing all revenues to support product development, build our infrastructure, and establish our team. This has always kept our cash-flow tighter than a traditional company with investors where reserve startup capital would fund R&D and operations even when revenues fell short of expenses. As a company started with no working capital we have always manged our expenses very closely to ensure cash flow could sustain operations, but this did leave us operating with little room for error.

In late 2019 we decided to improve our cash flow and create a buffer to support operations and upcoming product releases by taking on a measured amount of short term debt, and in early 2020 we took another loan to provide additional capital.

Effect of Pandemic on Q1

In Q1 2020 the unexpected global pandemic began to impact sales. Our unaudited and preliminary results for Q1 2020 showed a decline in revenue from $468K in Q1 2019 to $394K in Q1 2020, a decline of 16%, mostly driven by very poor performance in March, as January and February had positive upward performance relative to the prior year.

As a result of the statewide stay at home orders, in late March we furloughed a portion of our staff to control operating costs and sent remaining staff to work at home.

Current Operations and Q2 Update

We applied for and received a PPP loan in April and immediately restored our full team and resumed full production. We are using 100% of the loan to cover payroll and rent and are making all reasonable efforts to ensure the entire loan is forgiven.

To comply with regulations and to ensure employee safety we have distributed large parts of manufacturing and operations to employee residences, which will allow us to quickly adapt without disruption to operations should restrictions relax, then re-tighten, which we consider a probable scenario.

On a positive note, in late April our direct to consumer US sales rebounded dramatically as people adapted to a new world where music, video, movies, games and even work are relegated to home, so they've decided to improve the quality of their personal audio gear to get the best experience they can. Given that many of the traditional outlets for media consumption, theatres, concerts, festivals, etc will be closed for the foreseeable future, we believe it is possible this could become an enduring trend, but again, given the fast-moving nature of the pandemic and the global response, there is no assurance this will be the case.

In addition, the management team took advantage of the enforced closure to revisit all aspects of our operations and made major changes to our inventory and production processes that will provide lasting benefits by reducing both inventory and WIP overhead. We believe this will result in a material impact to future COGS, regardless of the global economic environment.

In addition, in April we released our first sub $500 offering allowing us to serve a higher-volume market at a critical price point. Initial response has been extremely positive and we intend to maintain a line of direct-only low price products to serve this higher volume market, expanding our brand to new users.

Further, we released a bundle of electronics, microphones, and headphones for only $649.99, directly addressing the needs of workers looking for better home office audio, as well as to address the gaming community.

As a result of these changes, our April gross profit reached 75%, the highest in our history and we are on track for similar results in May. We do not expect margins to stay at this level as international orders increase, but we are confident we will materially improve Gross Margin relative to 2019.

Future Directions, OEM

In Q2 2020 we will make first deliveries of OEM product to another company. Our OEM business will be for larger customers seeking to leverage our patented technologies within their products. We expect OEM operations to generate a material percent of our revenue in 2020 and beyond.

Future Directions, Product

Extensions to our product line for 2020 and 2021 are already underway. We intend to launch two entirely new product categories that will not only open new and fast-growing personal audio markets for us but also allow us to increase our penetration of the critical Asian market.

The first category is In-Ear-Monitors (IEM), by far the largest market for personal audio devices, and where to date we are not represented. IEMs also constitute the majority of personal audio sales in Asia. While we will not go into specifics, we have filed our first patent for an IEM, a technology we believe will allow us to be one of the few vendors with a truly unique and totally proprietary technology, in a market where the vast majority of competitors use off the shelf balanced armature or commodity dynamic drivers. In addition, several of our current patents are directly applicable to the IEM products we are developing.

The second category is too early to discuss except that it constitutes a significant use of funds from our crowd-funding to accelerate release of this product.

Future Directions, Operations

As a result of the improvements in our Gross Margin through direct to consumer sales in the United States, we are going to scale back our retail business in the US to support only our best retail partners, following the "80/20" rule where 80% of our retail business is done through 20% of the retailers, we'll be reducing non-performing partners to ensure better performance through our store and to better support our best retailers. We will not be changing our international distribution.

We are in the process of reducing our rent, expecting to exit our current facility at the end of August to secure a smaller and more efficient facility better suited to manufacturing than the inefficient space we utilize today, we anticipate reducing rent by up to 30-40% through this transition. In addition, we are improving our procurement and inventory processes to reduce the costs of inventory overhead.

Finally, we are focused on improving our results in China, recently completing investments in local language websites and social media to support our distributor. Our distributor remains optimistic for the prospect of the business, but frictions between the US and China make this uncertain. Negotiations for a new distributor in Japan also present an opportunity for additional upside.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Until late 2019 Dan Clark Audio had been entirely self-funded for organic growth. We took out a business loan through PayPal's Business Builder in late 2019 and another in early Q1 to improve cash flow and to support product introductions, but the pandemic delayed those projects. We have paid down the majority of the first loan, with a balance of $42,000 remaining. The second loan is paid as a percentage of our direct sales and so the payment does not put us at risk of default regardless of sales volumes.

We have a $75,000 line of credit with Wells Fargo as of May 14, 2020 there's a zero balance.

We currently have $140,000 in cash on hand and have POs in hand for $136,000 which will be realized within 30 days.

We also recently received a PPP loan for $124,900 and the entire loan is being used for payroll and rent and we expect it to be fully forgiven.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Raising capital is not critical to us to maintain current operations. However, it will accelerate our growth by allowing us to expand our engineering team, sales, and marketing, and give us a more stable platform to navigate today's uncertain economic environment.

We have access to additional capital. For example, we are pre-qualified for a new PayPal business builder for a loan of up to $150,000.

In late April we received a Payroll Protection Program loan of $124,900. This loan is being entirely used for payroll, has allowed us to resume full staffing, and is expected to be entirely forgiven.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Dan Clark Audio does not require these funds to operate and will continue regardless.

However, we have been limited to organic growth due to a lack of Capital. These funds will enable us to execute the plans and ideas we have that are simply impossible to realize due to the labor and cash flow demands full execution would place on the resources we have.

In addition, additional capital will give us more options to navigate the economic impacts of the pandemic.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

As a company with ongoing revenue streams and an 8-year track record of independent operation we believe we will continue to operate indefinitely regardless of level of funding, as funding is not central to our operational plan but rather to be used to allow us more flexibility to operate through the pandemic and to accelerate our growth in the future.

How long will you be able to operate the company if you raise your maximum funding goal?

As noted above the company's continued operation is not contingent upon funding. Rather, the rate of our growth and market expansion is.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

PayPal Business builder has pre-authorized us for an additional loan up to $150,000.

We are contemplating discussing increasing our line of credit with Wells Fargo.

Indebtedness

- **Creditor:** PayPal Working Capital
  Amount Owed: $125,000.00
  Interest Rate: 0.0%
  Maturity Date: November 30, 2021
  On March 1, 2020 the company entered into a PayPal Working Capital loan agreement with WebBank in the amount of $125,000. The loan has a fee of $21,446, bringing the total repayment amount to $146,446. The loan has a repayment percentage of 15% and the company is required to make a minimum payment of $7,322 every 90 days.

- **Creditor:** Digital Federal Credit Union
  Amount Owed: $124,900.00
  Interest Rate: 1.0%
  Maturity Date: April 21, 2022
  On April 21, 2020 the company entered into the Loan Agreement with Digital Federal Credit Union in the amount of $ 124,900 with maturity date 2 years from the date of the Agreement with interest accrued at fixed rate of 1% per annum. The company shall make equal monthly payments of principal on the outstanding balance of the Loan, utilizing straight-line amortization that will fully amortize the then outstanding balance of the Loan plus accrued interest on the Maturity Date, each in the amount of $6,938.89, plus accrued and unpaid interest.

- **Creditor:** PayPal - WebBank
  Amount Owed: $175,000.00
  Interest Rate: 0.0%
  On September 24, 2019 the company entered into a PayPal loan agreement with WebBank in the amount of $175,000, including a total interest charged in the amount of $ 5,218. The loan will be repaid in 30 weekly payments of $ 6,007.28. The outstanding balance of the loans as of December 31, 2019 was $ 96,905, classified as current liability.

- **Creditor:** Univest Capital
  Amount Owed: $20,585.00
  Interest Rate: 8.46%
  Maturity Date: December 29, 2021
  On December 29, 2016 the company entered into loan agreement with Univest Capital Inc in the amount of $ 20,585 plus interest. The loan bears interest rate of 8.46% and matures in 60 months from that date, or December 29, 2021 with monthly payment of $422. The outstanding balance of the loans as of December 31, 2019 and December 31, 2018 were $ 9,287 and $ 13,375, respectively.

- **Creditor:** Dan Clark
  Amount Owed: $5,924.00
  Interest Rate: 0.0%
  From time to time, the company's CEO, Dan Clark uses his credit card to make

purchases on company's behalf. As of December 31, 2019, the amount due to shareholder was $ 5,924, classified within other current liabilities.

Related Party Transactions

- **Name of Entity:** Robert Jason Egger
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: The company has advanced a loan of $49,950 to allow Robert Jason Egger to exercise his stock options. The funds are booked as paid-in capital.
  Material Terms: This is a 5-year loan. 1.1 Principal and Interest. Shareholder hereby promises to pay to the order of the Company the principal amount of $49,950.00 together with simple interest at the rate of 2.5%. The principal amount represents the Purchase Price less a $50.00 cash payment by the Shareholder to the Company. The Shareholder has delivered a check for $50.00 to the Company concurrently with his execution of this Agreement. 1.2 Payment Schedule. Principal and interest on the Loan shall be due and payable five years after the Effective Date, unless earlier prepaid pursuant to Section 1.3 or accelerated pursuant to Section 3. 1.3 Optional Prepayment. The Loan, or any portion thereof, may be prepaid, in whole or in part, at any time without penalty. 1.4 Full Recourse. The Loan is a full recourse obligation. That means that the Shareholder personally owes all principal and interest payable under this Loan. That is so even if the value of the Pledged Shares is less than the amount of such principal and interest. The Shareholder's obligation to pay principal and interest is absolute and unconditional and is not subject to offset by Shareholder. 1.5 Right of Repurchase. If the Company has a right to repurchase the Pledged Shares pursuant to the terms set forth in the Purchase Agreement or any other agreement, and the Company elects to exercise that right, the Company shall have the right (but not the obligation) to offset the repurchase price directly against accrued interest or principal of the Loan.

Valuation

Pre-Money Valuation: $7,502,000.00

Valuation Details:

1) Contribution of historical revenue and future revenue potential

We posted a small loss in 2019 due to tariffs and an increase in overhead. We have reduced the impact of both factors in 2020 and anticipate a profitable year despite the current pandemic. Factors which we expect to return us to profitability include reduced overhead for payroll, reduced overhead for facilities, decreased impact of tariffs, reduction of low-margin sales to specific retail partners, increase in direct sales, new product introductions, and the establishment of our first OEM relationship.

Unlike many companies in the crowd-funding space we have an 8 year history of generating revenue, greatly reducing the risk of failure or unmet expectations relative to pre-product investments.

With $1.96M in revenue we are assessing a 2x multiplier for revenue for a $4M contribution to valuation.

2) Physical assets

Between inventory, machining equipment, lasers, and other assets we estimate approximately $300,000 in assets.

3) Value of patents

We hold five patents and have additional patents pending, which have varying levels of value. Our most valuable patents are for our TrueFlow(tm) and V-Planar technologies which are fundamental to improving the performance of planar magnetic headphones and which will give us an enduring, unique value proposition with their positive effects on sound quality. We also hold a design patent for our ergonomic tear-drop ear cups and our flexible, ultralight and incredibly strong titanium headband that allows us to make all metal headphones (desirable for durability and sound quality) that weigh as much as many plastic competitors.

We also have a patent pending on our unique collapsing gimbal design that allows us to produce full-size headphones, with their exceptional comfort and superior sound, that are truly portable and travel friendly. We believe there is a high probability this patent will be issued, though we can't guarantee this.

Another patent-pending, which may ultimately prove to be our most valuable patent, is for a electrostatic or planar magnetic in-ear monitor. This unique design results in an incredibly smooth and superbly detailed sonic experience. This technology will be introduced in a pending product.

Our patents also will allow us to protect our OEM business from offshore imitations, allowing us to maintain reasonable margins. Currently, we value our patents at $1.7M.

4) Value of OEM Business

We are in the process of making first deliveries of OEM components to a customer whose revenue is in excess of $100M USD. Our OEM client has been extremely satisfied with the project and has asked us to bid on additional programs, including R&D funding as well as additional product purchases. Due to the low sales and marketing overhead involved in OEM business, this is expected to be a profitable line of business for the company, and also reduces risk by leveraging their much larger brand and distribution channel. Our first project has already generated almost $250K in revenue, we anticipate additional revenue from R&D and product orders in 2020.

We value this contribution to our business and the potential for the OEM business at $1.5M.

Based on this, the sum of our valuation is $7.5M. Our valuation was determined internally without any independent third party appraisal.

Use of Proceeds

If we raise the Target Offering Amount of $9,998.12 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Working Capital*
  96.5%
  By providing a capital buffer we will allow ourselves more flexibility to respond to opportunities and challenges both in terms of supporting our product line expansion and to unanticipated challenges and opportunities. Our business has been totally self-funded to date, and access to working capital has slowed our growth down. This will give us the ability to get past basic organic growth and accelerate the business.

If we raise the over allotment amount of $1,069,989.80, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  10.0%
  To date, Dan Clark Audio has relied almost exclusively on enthusiast support in the online headphone enthusiast community. Our use of marketing resources would be to establish our brand in new markets to reach a much broader audience of music and gaming enthusiasts seeking a superior audio experience.

- *Research & Development*
  10.0%
  An investment in next generation test and measurement and rapid prototyping equipment will greatly accelerate our time to market, whilst improving the quality and manufacturability of designs brought into production.

- *Company Employment*
  30.0%
  We plan to hire an additional engineering resource to accelerate product development and support manufacturing processes. We also anticipate brining on additional production staff to support increased unit volumes. Finally, we plan to increase compensation for key employees who are currently paid below market rate.

- *Operations*

10.0%
We plan to invest in workflow automation infrastructure to replace manual inventory, production, shipping and other processes. Today's systems are partially automated but not fully integrated. By better coupling all our systems and processes we expect to reduce overhead and inventory/logistics waste.

- *Inventory*
10.0%
As our business expands into both new lines of business and into higher volumes we want to make strategic investments in inventory to ensure continuous availability of product while minimizing operational overhead. Today inventory represents approximately 8-10% of annual turnover, we would like to support more inventory in absolute dollars while reducing this to 6-8% of turnover.

- *Working Capital*
26.5%
As a self-funded company, working capital has always been a constrained resource. By making a larger pool of working capital available we can more effectively respond to market opportunities and challenges.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at danclarkaudio.com (https://danclarkaudio.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/danclark

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Dan Clark Audio, Inc

[See attached]

DAN CLARK AUDIO, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2019 AND 2018

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Dan Clark Audio, Inc.
San Diego, California

We have reviewed the accompanying financial statements of Dan Clark Audio, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2019 and December 31, 2018, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2019 and December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

May 18, 2020
Los Angeles, California

BALANCE SHEET

As of December 31,		2019		2018
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	6,520	$	29,333
Accounts receivable—net		95,601		-
Inventories		185,498		107,761
Prepaids and other current assets		57,442		31,807
Total current assets		**345,061**		**168,901**
Property and equipment, net		18,611		24,350
Total assets	$	**363,672**	$	**193,251**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Credit Card		66,094		56,674
Current portion of Loans Payable		100,994		3,433
Other current liabilities		97,368		121,276
Total current liabilities		**264,457**		**181,382**
Loan Payable		5,198		9,942
Line of Credit		75,798		12,000
Total liabilities		**345,453**		**203,324**
STOCKHOLDERS EQUITY				
Common Stock		50,000		-
Retained earnings/(Accumulated Deficit)		(31,781)		(10,074)
Total stockholders' equity		**18,219**		**(10,074)**
Total liabilities and stockholders' equity	$	**363,672**	$	**193,251**

See accompanying notes to financial statements.

DAN CLARK AUDIO, INC.

STATEMENTS OF OPERATIONS

For Fiscal Year Ended December 31,	2019	2018
(USD $ in Dollars)		
Net revenue	1,993,807	1,965,237
Cost of goods sold	830,767	962,566
Gross profit	1,163,040	1,002,671
Operating expenses		
General and administrative	1,094,372	912,968
Sales and marketing	82,078	78,335
Total operating expenses	1,176,450	991,303
Operating income/(loss)	(13,410)	11,368
Interest expense	8,297	1,830
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(21,707)	9,539
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**(21,707)**	**9,539**

See accompanying notes to financial statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(in , $US)	Common Stock		Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount		
Balance—December 31, 2017	**900,000**	**$ -**	**$ (19,612)**	**$ (19,612)**
		-		
Net income/(loss)			9,539	9,539
Balance—December 31, 2018	900,000	$ -	$ (10,074)	$ (10,074)
Net income/(loss)	-		(21,707)	(21,707)
Issuance of Common Stock	100,000	50,000		50,000
Balance—December 31, 2019	**1,000,000**	**$ 50,000**	**$ (31,781)**	**$ 18,219**

See accompanying notes to financial statements.

STATEMENTS OF CASH FLOWS

For Fiscal Year Ended December 31,		2019		2018
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(21,707)	$	9,539
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		5,739		4,097
Amortization of intangibles		-		-
Changes in operating assets and liabilities:				
Accounts receivable		(95,601)		-
Inventory		(77,737)		47,288
Prepaid expenses and other current assets		24,364		(31,807)
Accounts payable and accrued expenses		-		(17,600)
Credit Cards		9,421		(3,177)
Other current liabilities		(23,908)		43,892
Net cash provided/(used) by operating activities		**(179,428)**		**52,231**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		-		(21,654)
Net cash provided/(used) in investing activities		**-**		**(21,654)**
CASH FLOW FROM FINANCING ACTIVITIES				
Issuance of Common Stock		-		-
Borrowings on Loans Payable		175,000		-
Repayment of Loans		(82,183)		(24,408)
Repayments on sharedholder loans		-		-
Borrowings on Line of Credit		63,798		1,948
Net cash provided/(used) by financing activities		**156,615**		**(22,460)**
Change in cash		(22,813)		8,118
Cash—beginning of year		29,333		21,215
Cash—end of year	$	**6,520**	$	**29,333**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	8,297	$	1,830
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		50,000	$	-

See accompanying notes to financial statements.

All amounts in these Notes are expressed in United States dollars ("$" or "US$"), unless otherwise indicated.

1.   SUMMARY

Dan Clark Audio Inc. was formed on July 15, 2013 ("Inception") in the State of California. The financial statements of Dan Clark Audio, Inc (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Diego, California.

On November 19, 2019 articles of incorporation was amended that result in the change of name and legal structure. The previous called MrSpeakers, Inc (S Corp legal structure) was converted into Dan Clark Audio, Inc (C Corp legal structure).

Dan Clark Audio, Inc was founded with a simple goal in mind: make great headphone products and have fun doing it. At Dan Clark Audio, we believe audiophile performance can be delivered at a variety of prices and we strive to deliver incredible performance and high value for each and every product.

2.   SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy. For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement.

Inventories

Inventory consists of raw materials and finished goods and is stated at cost. Cost includes the acquisition cost of purchased goods and is determined using the first-in, first-out ("FIFO") method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Equipment	5-7 years

Income Taxes

Dan Clark Audio, Inc is a C corporation for income tax purposes. During 2019, the company was converted from S Corp legal structure to C Corp legal structure, and as such the Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company will recognize revenues from the sale of products when (a) persuasive evidence that an agreement exists; (b) the sale has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Revenue from the sale of merchandise is recognized when both the payment is tendered and the inventory is available for shipment to the customer.

Operating Leases

Operating leases relate to property lease. Rent expense for operating leases is recognized on a straight-line basis over the term of the lease.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 18, 2020, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3.   INVENTORY

Inventory was comprised of the following items:

As of Year Ended December 31,	2019	2018
Raw Materials	$ 176,658	$ 79,761
Finished Goods	8,840	28,000
Total Inventories	**$ 185,498**	**$ 107,761**

4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following items:

DAN CLARK AUDIO, INC

NOTES TO FINANCIAL STATEMENTS

FOR YEAR ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018

As of Year Ended December 31,	2019	2018
Income Tax Refund Receivable	$ 7,100	$ -
Other Current Assts	342	
Amount due to shareholders	-	$ 31,807
Promissory Note Receivables from the Stockholder	50,000	
Total Prepaids Expenses and other Current Assts	$ 57,442	$ 31,807

Other current liabilities consist of the following items:

As of Year Ended December 31,	2019	2018
Amount due from shareholders	5,924	-
Accrued Interest	2,689	-
Accrued expenses	87,409	105,276
Sales Tax Payable	1,347	4,000
Accrued payroll		12,000
Total Other Current Liabilities	97,368	121,276

5. PROPERTY AND EQUIPMENT

As of December 31, 2019, and December 31, 2018 property and equipment consists of:

As of Year Ended December 31,	2019	2018
Equipment	$ 79,901	$ 79,901
Property and Equipment, at Cost	79,901	79,901
Accumulated depreciation	(61,290)	(55,551)
Property and Equipment, Net	$ 18,611	$ 24,350

Depreciation expense for property and equipment for the fiscal year ended December 31, 2019 and December 31, 2018 amounted to $5,739 and $4,097 respectively.

6. DEBT

Loan Payable

On September 24, 2019 the company entered into a PayPal Business loan agreement with WebBank in the amount of $175,000, including a total interest charged in the amount of $ 5,218. The loan will be repaid in 30 weekly payments of $ 6,007.28, bringing the total repayment amount to $180,218.5. The outstanding balance of the loans as of December 31, 2019 was $ 96,905, classified as current liability.

Period	Principal repayment
2020	$ 96,605
Total	$ 96,605

10

NOTES TO FINANCIAL STATEMENTS

FOR YEAR ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018

On December 29, 2016 the company entered into loan agreement with Univest Capital Inc in the amount of $ 20,585 plus interest. The loan bears interest rate of 8.46% and matures in 60 months from that date, or December 29, 2021 with monthly payment of $422. The outstanding balance of the loans as of December 31, 2019 and December 31, 2018 were $ 9,287 and $ 13,375, respectively.

Period	Principal repayment
2020	$ 4,448
2021	4,839
Total	$ 9,287

Line of Credit

The company entered into Line of Credit agreement with Wells Fargo in the amount of $ 75,800. Total outstanding as of December 31, 2019 was $ 75, 798.

From time to time, the company's CEO, Dan Clark uses his credit card to make purchases on company's behalf. As of December 31, 2019, the amount due to shareholder was $ 5,924, classified within other current liabilities.

7.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The company's authorized share capital as of December 31, 2019 is 10,000,000 Common Stock with no par value. Total outstanding of Common Stock as of December 31, 2019 was 1,000,000.

8.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2019 consists of the following:

As of Year Ended December 31,	2019
Net Operating Loss	$ (6,132)
Valuation Allowance	6,132
Net Provision for income tax	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2019 are as follows:

As of Year Ended October 31,	2019
Net Operating Loss	$ (6,132)
Valuation Allowance	6,132
Total Deferred Tax Asset	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

As of December 31, 2019, the Company had net operating loss ("NOL") carryforwards of approximately $ 8,827. The Company had state NOL carryforwards of approximately $2,360. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its US federal and Delaware jurisdictions for each year in which a tax return was filed.

9. RELATED PARTY TRANSACTIONS

From time to time, the company's CEO, Dan Clark uses his credit card to make purchases on company's behalf. As of December 31, 2019, the amount due to shareholder was $ 5,924, classified within other current liabilities.

10. COMMITMENTS AND CONTINGENCIES

Operating Leases

On January 23, 2014 the Company entered into a property lease agreement with Said Marouf and Roswitha Marouf Family Trust for base rate shown $ 8,500 per month for 2018 and $ 9,500 per month in 2019. The lease commenced on July 1, 2015 and expired on December 31, 2020, with security deposit in the amount of $ 5,000. Lease can be cancelled with 90 days notice and a 6 month rent & NNN penalty payment. Rent expense as of December 31, 2019 and December 31, 2018 was $115,000 and $81,250, respectively.

The aggregate minimum annual lease payments under operating leases in effect on December 31, 2019, are as follows:

As of Year Ended December 31, 2019		
2020	$	117,420
2021		-
2022		-
2023		
Thereafter		-
Total future minimum operating lease payments	$	117,420

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through May 18, 2020, the date the financial statements were available to be issued. The following subsequent events have been noted:

On March 1, 2020 the company entered into a PayPal Working Capital loan agreement with WebBank in the amount of $125,000. The loan has a fee of $21,446, bringing the total repayment amount to $146,446. The loan has a repayment percentage of 15% and the company is required to make a minimum payment of $7,322 every 90 days.

On April 21, 2020 the company entered into a Paycheck Protection Loan Agreement and Promissory Note with Digital Federal Credit Union in the amount of $ 124,900 with a maturity date 2 years from the date of the Agreement and with interest accrued at fixed rate of 1% per annum. The Loan is made pursuant to the provisions of the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") (P.L. 116-136) and is subject to the terms and provisions of the CARES Act, including but not limited to the eligibility, interest rate, and potential loan forgiveness provisions thereof and as further terms and provisions are issued by the United States Small Business Administration from and after the date hereof.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has accumulated deficit of $31,781 as of December 31, 2019, limited liquid assets with just $ 6,520 of cash as of December 31, 2019 and questionable repayment capacity when loan payable is concerned.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]









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Dan Clark Audio

Proprietary High-end Headphones

Dan Clark Audio
FORMERLY MrSpeakers

Website · San Diego, CA · CONSUMER PRODUCTS

Dan Clark Audio designs and builds high-end headphones with proprietary designs that create a dazzlingly lifelike, and very comfortable, experience.

$35,396 raised

42 Investors	87 Days Left
$6.82 Price per Share	$7.5M Valuation
Equity Offering Type	$238.70 Min. Investment

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Wide Traction - $2m+ in Sales in 2019 — with sales in over 80 countries and tens of thousands of happy customers over the years
- Great Team - Filled with industry veterans, with experience at Apple, Compaq, and Beats By Dre, along with audio engineers who have toured with legends like Fleetwood Mac, David Bowie, and Aerosmith
- Strong IP - with five patents and a huge portfolio of industry awards, Dan Clark Audio has proprietary designs made to delight your ears with the highest quality audio

“We design and build our headphones

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$238+

Investment

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This offering is eligible for the StartEngine Owner’s 10% Bonus program. For details on this progra please see the Offering Summary section below.

The Superfan

"We design and build our headphones from the ground-up — with an intense focus on sound, quality, and comfort."

Invest within the first 72 hours and receive 20% bonus shares.

0 days 3 hours 7 mins 2 secs

THE PROBLEM

Closed-back headphones couldn't compete with the sound of their open back counterparts

Open-back headphones allow sound to flow through the ear cups into the room and vice-versa, which generally allows for a more natural sound. There's only one problem: everyone around you hears what you hear. When I was at home jamming out with my open-back headphones, my wife could hear everything. We don't exactly share the same taste in music, like The Talking Heads, and as I wanted to stay married I had to find an alternative. I tried out a number of closed-back headphones, but the sound just wasn't the same. Without the air flowing in it felt "cuppy" and claustrophobic.

I knew I had to figure out a solution, so I decided to apply my loudspeaker design skills for modifying headphones. I joined a community of enthusiasts who modify headphones where I both learned and shared a lot. In the process I noticed many people saying "sounds fun but I can't modify it." So I decided to start a business modifying headphones to fund the development of my own "ground up" designs.


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aren't music to your ears.



After deciding to tackle the task of designing and building my ideal closed headphone I turned my sights to comfort — like eliminating those annoying "hot spots" on your ears or head that distracts from the music and limit listening time and on keeping the headphone set light. To me an uncomfortable and heavy headphone is like a terrible seat at a concert; it's a barrier to enjoying the music. And of course, for people not requiring a closed headphone, we set out to set a new standard for open headphone performance, comfort and value.

On behalf of our team, I wanted to thank you for your attention and consideration.

Dan Clark, Founder, and CEO

off all purchases + 1 year subscrip
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Ether2 Headphones.

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Trip to San Diego with a factory tou
headphones of your choice.

THE SOLUTION

Dan Clark Audio creates high-quality headphones by honing in on every detail to deliver a moving experience

Listening to music, playing games or enjoying video is an experience; we believe a headphone should not remind a user it's on, allowing for an immersive experience that can last for hours. Our strategy is to combine the best possible sound with the highest level of comfort so the headphone "disappears," leaving only the content. Every part of the design works in tandem to create a uniquely compelling and fun user experience.

Headphones
meant to
"disappear"



To maximize reliability and sound quality while reducing weight we use carbon fiber, titanium, and aluminum for maximum rigidity and outstanding acoustic performance. In fact, our headphones are among the lightest in their price and performance class, in some cases weighing 60% less than competing planar magnetic headphones yet without compromising durability or sound quality.

To maximize sound quality, we have patented our V-planar(™) driver processing and TrueFlow(™) airflow management within the motor, eliminating numerous sources of distortion to create detailed, vivid, and natural-sounding music.

Our patented hinge-free headband design takes much of the weight out of the headband while delivering an incredibly comfortable experience with minimal "clamp" on the head. By using a nickel-titanium alloy called Nitinol (or "Memory Metal") we have created possibly the lightest headband in the high-end headphone industry, yet it's incredibly rugged.





Patented **V-planar(™) driver processing** & **TrueFlow(™) airflow management** within the motor

Made with **carbon fiber, aluminum, and titanium**

Patented hinge-free headband design

THE MARKET

Steady growth, particularly in wireless

The global earphones and headphones market is forecasted to reach a global revenue of $15.4B by 2024.

Global Headphones & Earphones Market Revenue & Volume



$ Billions



● Volume (Min Units)   ● Revenue

Ameri Research predicts bullish growth in the wireless market segment of the next few years, and we have already seen Apple's move toward the wireless AirPods as an indicator of where the big players anticipate the future of the market.

One factor that is changing the audio market is the current pandemic. With people forced to stay home, traditional outlets like concerts or theaters for music and film are no longer available and consumers appear to be investing in upgraded gear to increase their at-home media enjoyment.

Further, many people are now forced to work at home, where video and audio conferences have replaced traditional meetings and where enjoying music while working is now an option for more people. Some companies such as Twitter have already announced many employees will now be able to work from home once restrictions are eased, potentially representing a permanent increase in demand for home-office audio products. For obvious reasons no market research is yet available to validate these claims, but our recent business performance indicates this is a trend worth noting.

Global Shipments By Category



43M TWS earphones shipped in Q3 2019, becoming the largest category in smart personal audio device market.

Source: Canalys

OUR TRACTION

Almost a decade's worth of stellar track record

We have secured five patents that are incorporated into our proprietary headphone designs. In addition we have recorded sales to more than 80 countries, and in 2019 posted $2M in revenues.

Our products have been awarded dozens of honors for top quality, from organizations as diverse as "hi-fi+" to"The absolute sound" and "HFN".

We currently have a product offering of four proprietary headphone lines, ranging in price from our best-selling AEON 2 ($899.99) to our top-of-the-line VOCE Electrostatic Flagship($3299.99).

In addition, we recently launched an OEM design business and our first major partner (a large consumer electronics company) will be coming online in mid-2020.

Recognition from diverse, top quality organizations

   



WHAT WE DO

We create top-flight headphones for serious listeners



Our headphones are designed to produce the absolute best quality sound. While you could put retread tires on a Porsche, most owners realize the best results require great tires. In the same way, while our headphones work perfectly with a normal iPhone or other mobile phones, to get the full experience we recommend a higher quality amplifier and DAC.

With the recent success of our bundles tailored for the home office we are pursuing additional curated product offerings to help ensure our customers have the best possible experience while providing an additional incremental revenue stream.






THE BUSINESS MODEL

Multi-tier distribution model with B2B and B2C

We sell directly to consumers online, as well as through US retailers and international distributors.

Our margins vary by distribution channel but as a company our gross margin is 57%. We have made a strategic decision to increase margins in 2020 by eliminating non-performing retailers in the US market. Our international distribution is strong, particularly in Germany, the UK, and China.

Our AOV for direct sales is $740 and our typical COGS is 25-35% of retail.


In 2019, we achieved a..
57%
profit margin

HOW WE ARE DIFFERENT

Punching above our weight

We have two main sectors of competitors, which can be roughly broken up into larger companies (Sennheiser, Beyerdynamic, Apple, etc.) and smaller boutique vendors (Audeze, Focal or HiFiMan).

When it comes to smaller companies, our competitive advantage lies in comfort and value and a totally unique design aesthetic. Sonically, our headphones have won many awards, validating that independent experts believe we truly deliver a best-in-class experience. We are also very proud of the light weight and ergonomic design of our headphones that allow users to enjoy our headphones all day without the normal discomfort caused by so many heavier, less comfortable products. And we're particularly proud of our closed headphones that deliver a uniquely "outside of your head" experience.

We beat smaller competitors with **comfort** & **value**



Relative to our larger competitors we are able to beat them on quality. By and large most of these large companies have price points far below ours and are focused on serving the mass market. We aren't trying to outdo these vendors in the mass market, we're addressing the market of owners who ask "how can I have a better experience."

When faced with the question of why our products are hundred of dollars more expensive, many consumers will come to the correct answer that it is due to our superior quality and craftsmanship and our built-in-the-USA quality.

We beat larger competitors with our **quality**





We want to be the one-stop-shop for all your personal audio needs



We want to expand our product offerings to include wireless, in-ear, and other potential new markets in order to make our brand wider in scope and better serve our consumers and retail partners with a comprehensive line of innovative, fun products.

In addition, we are developing curated product bundles designed to simplify the purchasing process for customers new to the high-end headphone experience, or experts looking for choice recommendations they can rely on to ensure an exceptional experience.

Our first bundle was designed for the recent surge in home-office users, additional bundles will follow.



Expanding our
INNOVATION

OUR TEAM

Industry professionals with decades of experience

Dan Clark
Founder, Chairman and CEO



Dan Clark, Founder, Chairman and CEO

Dan has a BS in engineering from Swarthmore College and an MBA from San Jose State. Dan spent 30 years in high-tech managerial and executive roles, working in companies ranging from small startups to Apple Computer, Compaq and Sun Microsystems.

Audio has been Dan's passion since he was four years old and rocked out air-guitar to The Beatles on his dad's McIntosh tube amp and Wharfedale speakers. During college he worked in a high-end retail audio boutique and focused his studies on analog power amplifiers for his senior thesis.

As Dan entered the high-tech industry, his passion for audio kept him involved in media intensive projects, including working at Apple on early multimedia "Hypercard" projects and contributing to the specifications for Quicktime with requirements for the education market. Subsequently he worked at C-Cube micro-systems where he was a product manager for one of the first MPEG chipsets, and later at Sun where he led creation of a multimedia inter-application messaging service.

In the late 1990's, Dan started work as a loudspeaker design consultant for several high-end audio companies, developing several products including the critically acclaimed Platinum Audio series 2 loudspeakers. He began working on modifying and improving headphones around 2008 before starting Dan Clark Audio in 2012.



Andy Reagan
President

Andy Regan, President

Andy has been in the Audio Business for 40 years. He started his audio journey as a front of house and monitor Engineer for large scale touring acts and across a span of 13 years toured with legendary acts such as Fleetwood Mac, David Bowie, Aerosmith, The Commodores, and many more.

In 1984 he transitioned to the world of High End Audio and became National Sales Manager for Threshold Audio, one of the pioneering Amplifier companies. Over the next 20 years Andy held executive positions at Meridian Audio, AudioQuest, Snell Acoustics, and Cardas Audio.

Andy served as one of the leads of the "Beats" by Dre project at Monster Cable. After Beats sold to Apple (for $3 Billion) Andy became the President of Jerry Harvey Audio, the leading provider of custom in-ear monitors for the large scale touring industry. With Andy at the helm, JH Audio grew from $2.5 million to $13 million per year in sales in under 5 years.

Andy met Dan at Audio industry shows and became an admirer of the headphones Dan designed, seeing the possibilities to accelerate the company's growth and actively pursued Dan to join the team.

Robert Jason Egger
Chief Engineer



Robert Jason Egger, Chief Engineer

Jason has been in the headphone business for 7 years, first as a consultant for MrSpeakers before joining as the Chief Engineer in 2014. Like Dan and Andy, Jason has had a lifelong enthusiasm for audio, and has a house full of homemade speakers and electronics to show for it.

In addition, Jason has 11 years of experience designing, prototyping and producing products for the cinema and broadcasting market including underwater housings, user interfaces, accessories and optics used in high-end commercial and education production.

commercial and education production.

Jason's an engineering jack of all trades. With deep expertise in mechanical and electromechanical design, CAM programming, machine operation, PCB designer, as well as the design of fully custom CNC, doohikeys and gizmos used in all aspects of R&D and production.

Jason is a lifelong creator, maker and purveyor of speakers, abstract sculpture art and life-size fiberglass animals.

WHY INVEST

You believe in the power of high-quality audio

We believe the success of a company like ours hinges on two things: The quality of the product, and having a mission well-matched to a market.

We believe our balanced blend of quality, comfort, and value is second-to-none. And our mission is to provide the best listening experience for users. It's that simple.

Invest in Dan Clark Audio if you believe people want the best possible listening experience for their music, games, and video and are willing to pay a premium for it. We have proven over the last eight years that thousands of people agree.



Our Company Launches!

MrSpeakers starts making modified headphones commercially.

Introduction of Alpha Prime, and first two patents

An updated 3D printed headphone that introduced our patented V-Planar technology and our continuously variable bass tuning vent.

Introduction of ETHER Flow

ETHER Flow introduced our now patented TrueFlow technology to improve audio quality through better aerodynamics within the driver.

Introduction of VOCE Electrostatic Headphone

A huge introduction of our first electrostatic headphone, the ultimate audio technology operates at very high voltages with a diaphragm that is lighter than the air it moves.

Introducing AEON 2

AEON 2 takes most of the technology of the state-of-the-art ETHER 2 and packages it in an affordable and comfortable design with a unique folding gimbal, making an ideal transportable headphone.

March 2012 **August 2014** **August 2016** **January 2018** **October 2019**

August 2013 **April 2015** **May 2017** **October 2018** **November 2019**

Introduction of Alpha Dog

We produced the world's first 3D printed commercially available headphone.

Introduction of ETHER

ETHER was a watershed moment, the first headphone designed fully in house, establishing MrSpeakers as a real headphone manufacturer.

Introducing AEON

AEON headphones brought our award-winning ETHER Flow technology to the sub-$1000 price class, in a stunning, super ergonomic design.

Introducing ETHER 2 Headphones

ETHER 2 set a new standard in ultralight design with top-of-the-line sound and best in class comfort.

MrSpeakers becomes Dan Clark Audio

Recognizing that we made headphones and not speakers, we changed our brand name to support product line expansion and to improve the strength of the brand.

In the Press

     

 

SHOW MORE

Meet Our Team



Dan Clark

CEO

Dan Clark holds a BS in Engineering and an MBA. Prior to founding Dan Clark Audio (formerly MrSpeakers) in 2012, Dan had 30 years experience as an executive and senior manager in high-tech marketing and product management.

His experience covers companies ranging from Apple Computer and Sun Microsystems to ESET, a leading vendor of internet security solutions.

Dan's audio experience began in high-school where he worked doing sales and occassional equipment upgrades at an audio retailer, to designing speakers and subwoofers as a consultant in the 1990s.



  

Andy Regan
President

Andy has 40 years experience in the music and audio industries. He started his career doing front-of-house sound for large touring acts in the 1970s, then moved into high-end audio. His audio experience includes a tenure leading sales for Beats By Dre, as well as President of JH Audio, where he increased sales 500% during his tenure.

Jason Egger
Chief Engineering Officer

Jason holds a BSEE degree, and has spent the last decade working in high-end movie camera and high-end audio development. Jason has been a lifelong audio enthusiast and has applied his passion for the craft to all aspects of our product development.

Peter N. Townshend
Secretary of the Board

Peter has a BA in English and Economics from Yale University, a JD from the U.C. Berkeley Boalt Hall School of Law, and an MBA from the U.C. Berkeley Haas School of Business.

He is a leading authority on topics relating to technology start-up companies, angel and venture capital, and technology start-up company mergers and acquisitions. Peter works part-time and contributes approximately 5 hours to Dan Clark Audio, Inc. on a monthly basis.



Offering Summary

Company :	Dan Clark Audio, Inc
Corporate Address :	3366 Kurtz St, Suite 200, San Diego, CA 92110
Offering Minimum :	$9,998.12
Offering Maximum :	$1,069,989.80
Minimum Investment Amount (per investor) :	$238.70

Terms

Offering Type :	Equity
Security Name :	Common Stock
Minimum Number of Shares Offered :	1,466
Maximum Number of Shares Offered :	156,890
Price per Share :	$6.82
Pre-Money Valuation :	$7,502,000.00

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Time-Based Rewards:

The Superfan

Invest within the first 72 hours and receive 20% bonus shares

The Groupie

Invest within the first week and receive 15% bonus shares

The Trendsetter

Invest within the first 2 weeks and receive 10% bonus shares

Amount-Based Rewards:

$500+ | Join the Club

Gain access to Club DCA, receiving 15% off all purchases

$1,000+ | The Melody

Gain access to Club DCA, receiving 15% off all purchases + 6 months subscription to Qobuz Music Streaming

$2,500+ | The Chorus

Gain access to Club DCA, receiving 15% off all purchases + 6 months subscription to Qobuz High-Quality Music Streaming + Aeon RT Headphone

$5,000+ | Drop the bass

Gain access to Club DCA, receiving 15% of all purchases + 6 months subscription to Qobuz High-Quality Music Streaming + HeL Yeah Bundle (Includes AEON Headphones, Amp and Microphone)

$10,000+ | Hit the High Notes

Gain access to Club DCA, receiving 15% off all purchases + 1 year subscription to Qobuz High-Quality Music Streaming + Ether2 Headphones

$20,000+ | Drop the mic**

Gain access to Club DCA, receiving 15% off all purchases + 1 year subscription to Qobuz High-Quality Music Streaming + Trip to San Diego with a factory tour and headphones of your choice

All perks occur after the Offering is completed.

**International investor pays travel costs, accommodations provided. Domestic investors receive air travel and accommodations.

The 10% Bonus for StartEngine Shareholders

Dan Clark Audio, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $6.82 / share, you will receive and own 110 shares for $682. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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Nickolas Pitfield SE OWNER 4 INVESTMENTS 8 hours ago
Hi Dan,

First off - I do know and have tried the headphones (Ether Flow and the original Aeon) - they are very very good products - highly commend you for those, they are definitely up there with the best of Focal, Audeze, HiFiMan and similar.

But for investment purposes - hmm...

$10k net profit on $2m revenue 2018 - that's peanuts.

$20k net loss on pretty much same $2m revenue 2019 - a loss is bad enough, the flat-lined revenues perhaps more so - even taking into account the reasons behind it (yes I read the offering document - mostly trade war US/China impacted China market, issues with Oppo caused your Japan distributor to shut down and killed Japan sales) it doesn't seem very good.

Q1) You have £140k on hand - what's your monthly burn rate and your current runway without this raise ?

Q2) What's your fall-back plan if US/China trade war continues and trade to China remains impacted, perhaps with prohibitively high import tariffs ? What if you are unable to find a suitable distributor in Japan ?

Q3) Refocusing your US sales will improve margins through avoiding some of the lesser retailers, but it won't actually grow sales much - if at all - so how/where else do you expect to grow sales ?

Q4) I know this may be a difficult question to answer, but no need to hide behind SEC regs - as the owner/founder what would be your *preferred* exit route (IPO, buy-out by a competitor) or do you rather prefer continuing as-is and issuing stockholder dividends at some point ? In the end investors need to know how they will profit from this venture !

Thanks in advance...

Craig Craddock SE OWNER 6 INVESTMENTS 15 hours ago
Hi Dan, what magnetic field forces are emitted by your electrostatic drivers, and how do you establish that they are safe to use?

Najiib Azad 2 days ago
Say I invest via this system, and your company does not go bankrupt, and I want to sell the shares at their market value at say 1 year; how does the market value of the share get determined, and how would I sell it?

> **Dan Clark** - Dan Clark Audio 2 days ago
> Check out the FAQ here, it covers these details. We aren't allowed to say more than this, that's an SEC thing. https://www.startengine.com/investor-faq?utm_source=startengine&utm_medium=main_website&utm_campaign=footer

---

Vincent Ha 3 days ago
Hi Dan, firstly I am a fan of your headphones and company. But I hope you don't mind me asking a few questions, which I feel are fair considering a potential equity investment.











What were the reasons for the recent year end net loss? What are you forecasting for net profit/loss for the next two years? Assuming there is a growth in profit, what are your plans to achieve this?

Additionally, I can see growing debt balance. What is the plan for handling this at the moment? Is the purpose of raised funds to repay debt?

I suppose the over-arching question is what is your explanation/justification for your $7.5m valuation of the company?

Thanks

Dan Clark - Dan Clark Audio 3 days ago
HI Vincent, and thanks for the questions! Because of regulatory considerations I wouldn't want to say more than is in the disclosures because these issues are discussed there, but if you read through the offering and have questions beyond that let me know, I will answer what I can...

Dan Clark - Dan Clark Audio 3 days ago
Hi everyone, and thanks for stopping by to take a look at our offering! If you have any questions we can answer while complying with SEC regulations, we'll be here to do so...

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

I'm Dan Clark. I founded Dan Clark Audio in 2012 to pursue my lifelong dream of starting a high-end audio company, one that reimagined audio to create an experience instead of just delivering sound. To this end, we strive to design headphones that recreate the kind of experience you'd expect from live music. A lofty goal, but it drives everything we do.

Seeing live music is a full sensory experience. Bad seats, a terrible view, a noisy neighbor, or a bad sound system, all diminish the experience. The same is true for headphones! A bad fit, too much weight, poor sound, even ambient noise, can and do detract from the experience.

When I first got into headphones, I shared a home office with my wife. After buying my first open-back headphones, I was told if I wanted to stay married they needed to stop leaking sound. So I started listening to closed-back headphones, but I just didn't enjoy the experience. It was too "closed in" and "cuppy" sounding.

As an engineer, I used my loudspeaker design skills to modify closed headphones to create a more enjoyable experience for myself and the idea for a company was born; sell modified headphones to fund the development of my own designs.

Our first ground-up headphone, ETHER, won numerous awards and established us as an innovative high-end headphone maker, a reputation that's only grown as our product line has expanded.

In 8 years, we've launched 13 headphones, won dozens of awards, secured 5 patents, and sold thousands of headphones. We've put together a talented team with proven leadership skills honed at companies like Apple, Sun, and Monster's Beats by Dre, a team obsessed with designing and building great headphones, right here in San Diego.

We bootstrapped this without capital or seed money, and now we're looking to have you join us in the pursuit of audio excellence as we accelerate our business and launch the cool products that are currently waiting in our pipeline.

We thank you for your support as we advance the science and art of making awesome ear gear.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

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<u>Hitting The Target Goal Early & Oversubscriptions</u>

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